21001257

UNITEDSTATES
ITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70060

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StartEngine Primary, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3900 W ALAMEDA AVE, SUITE 1200
(No. and Street)

BURBANK (City) CA (State) 91505 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard Marks (800) 469-5785
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd. #404 (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Howard Marks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StartEngine Primary, LLC, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MEGAN PAMULA
COMM.# 2220790
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. NOV. 5, 2021

Signature

CEO

Title

Megan Pamula

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 22nd day of February, 2021, by Howard Marks ________________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

MEGAN PAMULA
COMM. # 2220790
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. NOV. 5, 2021

(Seal) Signature [signature]

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of StartEngine Primary, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of StartEngine Primary, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of StartEngine Primary, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of StartEngine Primary, LLC's management. My responsibility is to express an opinion on StartEngine Primary, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to StartEngine Primary, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the StartEngine Primary, LLC's financial statements. The Supplemental Information is the responsibility of the StartEngine Primary, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as StartEngine Primary, LLC's auditor since 2020.
Tarzana, California
February 23, 2021

StartEngine Primary LLC
Statement of Financial Information
As of December 31, 2020

Assets

Cash	$	1,496,899
Accounts Receivable		453,367
Securities		407,230
Related Party Receivable		1,052,467
Other Assets		136,183
Total Assets	$	3,546,146

Liabilities and Member's Equity

Liabilities		
Accounts Payables and Accrued Expenses	$	299,401
Customer Deposits		193,286
Total Liabilities		492,686
Member's Equity		3,053,460
Total Equity and Liabilities	$	3,546,146

The accompanying notes are an integral part of these financial statement

StartEngine Primary LLC
Statements of Income
For the year ended December 31, 2020

Commission Income	$	3,942,643
Interest Income		25
Unrealized Loss on Warrants		(28,525)
Total Revenue		3,914,143
Cost of Revenue		
Transaction Fees		221,844
Personal		122,663
Other		22,849
Total Cost of Revenue	$	367,355
Gross Profit		3,546,788
Operating Expenses		
Selling and Marketing		220,525
Research and Development		103,635
General and Administrative Expenses		689,044
Total Operating Expenses		1,013,204
Net Income	$	2,533,584

The accompanying notes are an integral part of these financial statement

StartEngine Primary LLC
Statement of Member's Equity
For the year ended December 31, 2020

Balance December 31, 2019	$	489,319
Net Income		2,533,584
Balance December 31, 2020	$	3,053,460

The accompanying notes are an integral part of these financial statement

StartEngine Primary LLC
Statements of Cash Flows
As of the year ended December 31, 2020

Net income (loss)	$2,533,584
Unrealized loss on warrants	28,525
Adjustments to reconcile net income (loss) to net cash provided by operating activities:	
Accounts receivable	-265,588
Securities	-407,230
Related party receivable	-1,037,931
Other assets	-143,046
Accounts payable and accrued expenses	244,893
Customer deposits	158,286
Related party payable	-68,351
Net cash provided by operating activities	1,043,142
Increase in cash	1,043,142
Cash at December 31, 2019	453,757
Cash at December 31, 2020	$1,496,899

Supplementary Information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ -

The accompanying notes are an integral part of these financial statement

StartEngine Primary LLC
Net Capital Computation
For the year ended December 31, 2020

Stockholders' Equity, December 31, 2020	$3,053,460
Less: Non allowable assets	
Accounts Receivable	-453,367
Other Assets	-136,183
Tentative net capital	2,463,910
Total Non-Allowable Assets	1,459,697
NET CAPITAL	1,004,213
Minimum net capital	32,846
Excess net capital	$971,367
Aggregate indebtedness	$492,686
Ratio of aggregate indebtedness to net capital	0.49:1

There were differences between the audited financial statements and the amended Focus report filed at December 31, 2020. Calculation of Common Stock and Warrants and recording as such

STARTENGINE PRIMARY, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3(e) of the Securities and Exchange Commission
December 31, 2020

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3(b) of the Securities and Exchange Commission
December 31, 2020

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered firm pursuant to footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

SmartEngine Primary LLC
Notes to Financial Statements

Note 1: Organization and Basis of Presentation

Organization

SmartEngine Primary LLC (the "Company") was formed in Delaware as a sole member limited liability company on October 12, 2017.

The Company is licensed by the Financial Industry Regulatory Authority (FINRA) as a broker-dealer in financial securities. It acts as an intermediary between buyers and sellers of financial securities.

Basis of Presentation

The accompanying financial statements are prepared in accordance with generally acceptable accounting principles in the United States of America ("GAAP").

Note 2: Summary of Significant Accounting Policies

Marketable securities and warrants owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting charge is the difference between cost and market (or fair value) during the period is included in income.

The Company, with the consent of its Members, has elected to be an LLC. LLC's provide that the Member's rather than the Company, is subject to tax on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum Franchise Tax and a gross receipts tax. The Company files a consolidated tax return and no income tax provision is being accounted for.

The management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 23, 2021 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2017, 2018 and 2019.

The Company leases office space on an expense sharing agreement with an affiliated Company. The Company's rent expense for year ended December 31, 2020 was $17,498.

The Company has reviewed ASC 842 Lease Accounting and does not believe it is applicable as the Company has an expense sharing agreement for rent.

Fair Value of Financial Instruments

ASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset of liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Following is description of the valuation methodologies used for assets measured at fair value.

Stocks: Unrestricted quoted market price at major stock markets
Stocks: Restricted quoted market price at major stock markets unable to trade due to stock restriction

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2020:

	Assets at Fair Value as of December 31, 2020			
	Level 1	Level 2	Level 3	Total
Securities	-	407,230	-	407,230

Note 3: Related Party Activity

At December 31, 2020, the Company had $1,052,467 due from a related party, respectively. The relationship is common ownership with the Company.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 0.49 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020 the Company had net capital of $1,004,213, which was $971,367 in excess of its required net capital of 5,000 or 6 2/3 or aggregate indebtedness which is $32,846. In this case the minimum net capital is $32,846 and the Company's ratio of aggregate indebtedness $492,686 to net capital was 0.49 to 1, which is less than the 15 to 1 maximum ratio required of a broker/dealer.

Note 5: – <u>COVID-19</u>

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 6: <u>CONCENTRATIONS OF CREDIT RISK</u>

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties. Three customers account for 67% of the revenue.

StartEngine Primary, LLC Exemption Report

I, as member of the management of StartEngine Primary, LLC (the "Company") is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2020. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act rule 15c3-3. The Company limits its business activities to providing broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, and private placements of securities.

The Company has maintained compliance with the above throughout the year ended December 31, 2020, without exception.

StartEngine Primary, LLC

Howard Marks
February 23, 2021

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
StartEngine Primary, LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which StartEngine Primary, LLC, stated that StartEngine Primary, LLC's, business activities are limited to providing broker or dealer retailing corporate equity securities over-the-counter, broker or dealer selling corporate debt securities, and private placements of securities, and that it has not held customer funds or securities and that StartEngine Primary, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. StartEngine Primary, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2020, without exception. StartEngine Primary, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about StartEngine Primary, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2021

StartEngine Primary LLC

Financial Statements

December 31, 2020